Exhibit 99.24

HUDBAY MINERALS INC.

1906 – 201 Portage Ave.

Winnipeg, MB R3B 3K6

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that HudBay Minerals Inc. (the “Company”) send annually a request form to registered holders and beneficial owners of its securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. Please complete this form and forward it to the Company’s transfer agent at the following address:

EQUITY TRANSFER & TRUST COMPANY

200 University Avenue, Suite 400

Toronto, Ontario

M5H 4H1

Please note that both registered holders and beneficial owners of the Company’s securities should return this form. (Registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank’s name.)

* * * * * * * * * * * *

Would you like to receive the Statements (as indicated) of HudBay Minerals Inc.?

Interim Financial Statements and MD&A                             YES                    NO

Note to all shareholders: The Company’s Interim Financial Statements and related MD&A are available at www.sedar.com, but if you want to receive (or continue to receive) Interim Financials Statements and related MD&A by mail, you must check YES beside “Interim Financial Statements and MD&A” above, otherwise you will not receive the Interim Financial Statements and MD&A by mail.

Annual Financial Statements and MD&A                            YES                     NO

Note to beneficial shareholders: If you would like to receive the 2008 Annual Financial Statements and MD&A (“Annual Report”) by mail, you must check YES beside “Annual Financial Statements and MD&A” above, otherwise you will not receive the Annual Report by mail.

Note to registered shareholders: If you would NOT like to receive the 2008 Annual Report by mail, in accordance with applicable corporate law, you must check NO beside “Annual Financial Statements and MD&A” above, otherwise you will receive the Annual Report by mail.

[Please PRINT your name and address]

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City) (Province/State)

(Postal Code/Zip Code)

Signed:
(Signature of Shareholder)